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                             SECURITIES AND EXCHANGE
                                   COMMISSION
                              WASHINGTON, DC 20549



                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                           FOR THE MONTH OF JULY 2002.



                                 CNH GLOBAL N.V.

                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


                               WORLD TRADE CENTER
                               TOWER B, 10TH FLOOR
                                AMSTERDAM AIRPORT
                                 THE NETHERLANDS

                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F       X                  Form 40-F
                -----------                       ------------

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes                No        X
         -----------          -----------

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______.)


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[CNH LOGO]

                                                                    NEWS RELEASE


CNH CONCLUDES EQUITY OFFER AS UNDERWRITERS
EXERCISE OVER-ALLOTMENT OPTION

FOR MORE INFORMATION CONTACT:
JEFFREY T. WALSH Media Relations  (1) 847 955 3939
ALBERT A. TREFTS JR. Investor Relations  (1) 847 955 3821

Lake Forest, IL (July 15, 2002) CNH Global N.V. (NYSE:CNH) today announced that the underwriters of CNH's equity offering exercised their over-allotment option for 3,500,000 additional shares of common stock priced at $4.00 per share, concluding the company's public offering of new shares of common stock. The exercise of the over-allotment option brings to approximately 96,900,000 the total number of shares held by investors other than majority shareholder Fiat, and reduces Fiat's ownership to 85%.

On June 14, 2002, CNH had issued 50,000,000 new shares of common stock. Concurrently, the Fiat Group, CNH's majority shareholder, had exchanged approximately $1.3 billion of debt owed to Fiat by CNH for CNH common shares also at $4.00 per share.

By applying all the net proceeds of these transactions to debt reduction, CNH has reduced its net indebtedness to $4.1 billion, and lowered its debt to capitalization ratio from 75% to 54%.

                                      ###

CNH is the number one manufacturer of agricultural tractors and combines in the world, the third largest maker of construction equipment, and has one of the industry's largest equipment finance operations. Revenues in 2001 totaled $9.7 billion. Based in the United States, CNH's network of dealers and distributors operates in over 160 countries. CNH agricultural products are sold under the Case IH, New Holland and Steyr brands. CNH construction equipment is sold under the Case, FiatAllis, Fiat Kobelco, Kobelco, New Holland, and O&K brands.


       - CNH Global N.V.  Global Management Office 100 South Saunders Rd,
              Lake Forest, IL 60045 U.S.A.   http://www.cnh.com  -
                                             ------------------
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                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.



                                             CNH Global N.V.



                                             By: /S/  Debra E. Kuper
                                                    --------------------------
                                                      Debra E. Kuper
                                                      Assistant Secretary



July 15, 2002